Exhibit 99.2

AUSTRAL PACIFIC ENERGY LTD.

FORM 51-102F2

ANNUAL INFORMATION FORM

Fiscal Year: December 31, 2008

Date of Information: March 24, 2009

TABLE OF CONTENTS

TERMINOLOGY/CONVENTIONS	2
ABBREVIATIONS	2
CONVERSION	2
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	3
PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
DESCRIPTION OF THE BUSINESS	7
OIL & GAS ACTIVITIES	16
RISK FACTORS	16
DESCRIPTION OF CAPITAL STRUCTURE	22
DIVIDENDS	22
MARKET FOR SHARES	22
DIRECTORS AND OFFICERS	23
AUDIT COMMITTEE	25
TRANSFER AGENT AND REGISTRAR	26
MATERIAL CONTRACTS	27
LEGAL PROCEEDINGS	28
INTERESTS OF EXPERTS	28
ADDITIONAL INFORMATION	28

TERMINOLOGY/CONVENTIONS

Austral Pacific Energy Ltd. conducts its operations directly and through subsidiaries. The term "Austral" or “the Company” as used in this Form refers, unless the context otherwise requires, to Austral Pacific Energy Ltd. and its consolidated subsidiaries.

Unless otherwise indicated, references in this Form to “$” or dollars are to United States dollars. Where currency conversions are required the following rates have been used:

	As at December 31, 2008	Average for the year ended December 31, 2008
US dollars to Canadian dollars	1.2220	1.0592
US dollars to New Zealand dollars	0.5798	0.7146

ABBREVIATIONS

Oil and Natural Gas Liquids

Natural Gas

Bbl

Barrel

Bcf

billion cubic feet

Bbls

Barrels

GJ

Gigajoule

Boe

Barrels of oil equivalent (see note below)

Mcf

thousand cubic feet

Bpd

barrels per day

Mmcf

million cubic feet

Mbs

thousand barrels

Mcf/d

thousand cubic feet per day

MMbs

million barrels

MMcf/d

million cubic feet per day

MMstb

million stock tank barrels

MMBTU

million British Thermal Units

Mstb

1,000 stock tank barrels

NGLs

natural gas liquids

Other

AMEX

American Stock Exchange

NZSX

New Zealand Stock Exchange

PEP

Petroleum Exploration Permit, as issued by the New Zealand government

PMP

Petroleum Mining Permit, as issued by the New Zealand government

PPL

Petroleum Prospecting Licence, as issued by the Papua New Guinea government

PRL

Petroleum Retention Licence, as issued by the Papua New Guinea government

TD

target depth

TSX-V

TSX Venture Exchange

CONVERSION

To Convert From

To

Multiply By

Mcf

Cubic metres

28.174

Cubic metres (m3)

Cubic feet

35.494

Bbls

Cubic metres

0.159

Cubic metres (m3)

Bbls oil

6.290

Feet

Metres

0.305

Metres (m)

Feet

3.281

Miles

Kilometres

1.609

Kilometres (km)

Miles

0.621

Square kilometres (km2)

Acres

247.105

Acres

Hectares

0.405

Acres

Square kilometres

0.004

Hectares

Acres

2.471

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form includes statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this Form addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes that the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions, including, but not limited to, the risks and uncertainties identified under the subheading “Risk Factors” in this Form.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this Annual Information Form has been prepared and presented in accordance with National Instrument 51-101 Standard of Disclosure for Oil and Gas Activities (“NI 51-101”).  The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this Annual Information Form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

The Company has adopted the standard measure of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All references to daily production are before royalty, unless stated otherwise.

CORPORATE STRUCTURE

Incorporation and Organisation

The Company’s legal and commercial name is Austral Pacific Energy Ltd.

The Company’s registered office in the province of British Columbia is care of its British Columbia attorneys:

Lang Michener LLP

1500 Royal Centre, 1055 West Georgia Street

Vancouver, V6E 4N7

CANADA

The Company’s principal business offices are at:

Level 3, 40 Johnston Street

Wellington 6011

NEW ZEALAND

Telephone Number: (644) 495 0888

The Company was incorporated on July 31, 1979 as Pryme Energy Resources Ltd. in British Columbia, Canada under the Company Act (British Columbia, Canada), and has operated continuously since that time. After a number of other name changes, in May 1995, the name of the Company was changed to Indo-Pacific Energy Ltd. The Company was continued out of British Columbia into the jurisdiction of the Yukon in Canada on September 25, 1997, and operated under the Business Corporations Act (Yukon) until October 16, 2006 when it was continued back into British Columbia. On December 31, 2003, the Company’s name was changed again, to Austral Pacific Energy Ltd. The Company is now legally domiciled in British Columbia, Canada, and operates as a corporation under the Business Corporations Act (British Columbia) of 2004.

The continuation to British Columbia included the adoption of new Articles of the Company, as approved by the shareholders at the annual and special meeting held on May 2, 2006. Notice of Articles was filed with the British Columbia Registrar of Companies in September 2006, and such Articles are the primary charter document of the Company. The differences between the Company’s Bylaws under Yukon law, and the new Articles were set out in the Management Proxy Circular distributed in relation to the shareholders’ meeting noted above. Both the Circular and the Company’s new Articles are incorporated reference into this Annual Information Form and have been filed on and are available for download from www.sedar.com.

Intercorporate Relationships

The Company is the parent company of and conducts all its operations through the following material subsidiaries:

Subsidiary Companies	Jurisdiction of Incorporation	Business of Subsidiary	% Ownership & Voting Power
Source Rock Holdings Limited	New Zealand	Holding company	100%
Austral Pacific Energy (NZ) Limited	New Zealand	Oil and gas exploration and development	100%
Millennium Oil & Gas Limited	New Zealand	Oil and gas exploration and development	100%
Rata Energy Limited	New Zealand	Oil and gas exploration and development	100%
Totara Energy Limited (1)	New Zealand	Oil and gas exploration and production	100%
Titoki Energy Limited	New Zealand	Oil and gas exploration and development	100%
Puka Energy Limited	New Zealand	Oil and gas exploration	100%
Hebe Energy Limited	New Zealand	Oil and gas exploration	100%
Matai Energy Limited	New Zealand	Oil and gas exploration	100%
Austral Pacific Energy (PNG) Limited	Papua New Guinea	Oil and gas exploration and development	100%

(1)

Three subsidiaries of Austral Pacific Energy (NZ) Limited (Kanuka Energy Limited, Arrowhead Energy Limited and Totara Energy Limited) were amalgamated into one company called Totara Energy Limited, with effect from February 1, 2008.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company began to acquire its current petroleum properties in 1996. From 1996 to 2000, the Company acquired interests in petroleum exploration licences and permits in New Zealand, China, Australia and Papua New Guinea. The Company also acquired the outstanding shares of Ngatoro Energy Limited (formerly, Minora Energy (New Zealand) Limited). In 2000, the Company acquired all the exploration permit interests of Trans-Orient Petroleum Ltd (Trans-Orient), another Canadian junior explorer. The Company surrendered its interests in China and Australia, and during 2008, the Company sold all its interests in Papua New Guinea, and has sought to consolidate its position in New Zealand.

It currently holds interests in one producing property, the Cheal Field (PEP 38738; PMP 38156), and in the stratigraphically adjacent appraisal property covered by the same permits (Cardiff). In addition, it holds interests in three exploration permits (Onearo (PEP 38746), Winchester (PEP 38748) and D’Urville (PEP 38524)). One former producing property (Kahili (PMP 38153)) was surrendered in March 2009.

Corporate Developments

As reported in more detail in the Company’s annual Management Discussion & Analysis (filed on SEDAR at www.sedar.com), the Company has had a difficult year in 2008. Design modifications caused cost overruns and construction delays in the Cheal production facility during 2007, and combined with much lower than anticipated production performance in 2007 and into 2008 resulted in a series of defaults associated with the Company’s loan facility with Investec Bank (Australia) Ltd (“Investec”). During 2008 and early 2009, the Company has continued to operate under a series of “default waivers” extended by Investec, whilst the parties have worked together to find a means to better align the level of debt relative to underlying production performance.

During 2008, the decision was taken to monetise the Company’s PNG assets. A successful negotiation realised a cash sale of all permits, and subsequently those funds were applied towards reducing the level of debt.  The meltdown in the global financial markets has significantly reduced the Company’s ability to access capital, and with the share price falling to under C$0.05 the level of debt ($16.8 million) is significant. A large writedown in the Cheal reserves volumes has compounded the Company’s financial situation.

The Company and Investec are working closely to agree a longer term extension to the due date for the Loan Facility. At the time of writing, the due date had been extended to March 31, 2009 whilst discussions continue.

The Group remains reliant on the success of the current discussions with Investec to extend the loan facility beyond the existing expiry date. No commitment has yet been given by Investec to extend the facility. The directors have concluded that there are reasonable grounds to believe:

•

That Investec will extend or refinance the loan facility;

•

The Group, with the support of Investec, will be able to pay its operational debts (excluding any Investec loan and interest-related facility repayments) as and when they become due and payable.

Management, in conjunction with the Board, is continuing to review the Group’s business, including recapitalisation options, potential asset sales and refinance/extension of debt facilities in conjunction with Investec.

Given its financial position and resources available, the Company moved to the next stage of the plan for its Strategic Alternatives Review and confirmed its commitment to an orderly exit from exploration operations in the Taranaki basin and focus on the optimization and expansion of its primary asset the Cheal field.  Management is working to minimise other exploration permit obligations and seeking expressions of interest from the industry to monetise those assets.

During 2008, the Company’s business was affected by the following material events:

On December 19, 2007, the Company announced the placement of 12.5 million units at $1.20 each, for total proceeds of $15 million. The placement closed, and the shares and warrants were issued, on February 28, 2008. Each unit comprised one common share and one share purchase warrant, exercisable at $2.25 within 1 year after issue. The principal purpose of the placement was to provide funds to accelerate the Cheal field development, other appraisal and development projects and to complete the final payment for the purchase of all the shares in International Resource Management Corporation Limited.  A significant proportion of this financing was placed with new investors. The warrants expired unexercised on February 28, 2009.

In March 2008, the Company announced that it had reached agreement with Investec to restructure its loan facility, by accelerating the loan repayments under the facility and revising its capital spending program going forward. Under the arrangement Austral prepaid the loan down to approximately US$11 million by May 31, 2008 through payments of cash then held in a reserve account plus cash on-hand and the proceeds of the sale of Papua New Guinea assets. The interest rate margin was increased by an additional 2% on the total principal outstanding for the period January 31 to December 15, 2008 inclusive. In addition, Investec was issued with shares to the value of US$750,000. Final documentation of the variations was signed in June 2008.

In May 2008, the Company agreed with Investec to close out, from June 1, 2008 onwards, the December 2006 forward oil sales contracts, put in place at the time the loan facility was entered into. This enabled the Company to access full market prices and also reduce the Company’s cashflow exposure to production levels below the “contract” level. To finance the transaction, the Company borrowed a further $17,847,032 from Investec, which amount was required to be refinanced or repaid by December 15, 2008. To underpin its financial re-structuring, the Company reduced its staffing levels; delisted from AMEX with a view to eliminating US securities compliance and other costs associated with multiple listings and jurisdictions; and the effort to identify cost reductions and efficiencies across all activities, particularly operations and G&A, intensified.

In June 2008, an additional $5.6 million was raised by the placement of 11.2 million units at $0.50 per unit (each unit consisting of one common share and one 15-month half warrant expiring September 26, 2009 (two half-warrants being exercisable for one share at $1.00). These funds were ring-fenced to fund the drilling of A6/7 wells and finance further opportunities.

In September 2008, the Board determined that it would initiate a strategic alternatives review of its business, “to consider all options available to the company to maximise value for its shareholders". This process was comprehensive and considered new capital injection as well as asset sales and/or merger proposals. However the review did not identify a credible buyer for either the Company or its assets, with the Review unfortunately coinciding with the initial downturn in the global economy.

The 2.5 million common share purchase warrants issued to Investec by the Company on December 22, 2006 under the loan facility agreement, expired unexercised on December 22, 2008. They were exercisable for 24 months at a price of $2.11 per common share.

Forward Plans

As reported in the Company's 2008 annual Management Discussion & Analysis, it can be expected, given the Company’s financial position and the global economic crisis, that 2009 will be a difficult and challenging year for the Company. The Company has embarked on a major restructuring which will result in a sustainable low cost organisation. From early April 2009, the Company expects to have outsourced both its technical and financial functions. Staff numbers will reduce to ~2.5 full time equivalents. The number of Board members is also proposed to be reduced in due course. In addition it is closing the Wellington office and consolidating its operations in New Plymouth.

Good corporate governance will be maintained, although it can be expected that there will be changes to ensure the Company’s practices are appropriate to the scale of the restructured organisation.  The Company's corporate governance policies can be viewed on our website at www.austral-pacific.com

The three-pronged focus for the Cheal field outlined in the 2007 MD&A continues to be progressed. Firstly, additional effort has been deployed to bring the existing Cheal wells to their full production capability through well bore optimization; secondly, planning has been progressed for the drilling of additional wells (subject to joint venture approval and funding) within the Cheal mining permit; and thirdly the production operations are being streamlined to reduce the operating costs.

DESCRIPTION OF THE BUSINESS

General

Austral Pacific Energy Ltd., through its subsidiaries, is involved in the exploration for, and development and production of, oil and natural gas in New Zealand, and, until May 2008, in Papua New Guinea.  The Company’s immediate-term strategy is to focus on the performance and growth of the Cheal field and further development within the Cheal mining permit, and to refrain from spending on other exploration projects.  Management’s principal long-term objective is to grow the Company into an oil and gas exploration, development and production company, with internally generated oil and gas sales revenues sufficient to maintain a selective grass roots exploration program to augment and replace produced reserves.

Management has sought exploration and acquisition opportunities that will promote value creation within the Company, focussing on minimizing financial exposure of the Company through effective property portfolio management techniques including farming-out to, or joint venturing property interests with, other industry participants, and judicious use of lower cost exploration and development techniques, and of permit relinquishment where warranted. It is currently implementing an orderly exit from exploration operations in the Taranaki basin and focus on the optimization and expansion of its primary asset the Cheal field.  Management is working to minimise other exploration permit obligations and seeking expressions of interest from the industry to monetise those assets.

Specialised Skill and Knowledge

The success of the Company has largely depended upon the performance of its key employees, and in the future will depend on the advice and project management skills of various consulting geologists, geophysicists and engineers to be retained by the Company from time to time.

Competitive Conditions

Company management strives to maintain the Company’s competitive edge by utilising current technologies to enhance exploitation, development and operational activities. However, the oil and gas industry is highly competitive.  The Company actively competes for drilling equipment and services, access to production infrastructure, and employment of skilled industry personnel, and for capital to finance such activities, with a substantial number of other oil and gas companies, many of which have significantly greater financial and personnel resources than the Company.  The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.  The Company also competes for access to additional capital against other commodity opportunities offered by international companies.

Certain of the Company’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Company’s ability to sell or supply oil or gas to these customers in the future.

The Company’s ability to successfully develop reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with industry participants and joint venture parties and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Regulatory Regime

The Company is subject to government regulation of the oil and gas properties it holds and of the operations it conducts on those properties, such as those relating to waste disposal, toxic substances, prices, royalties, environmental protection (including carbon emissions restrictions), occupational health and safety, land access and use, permit conditions, as well as those regulations which relate to all companies operating in the relevant jurisdictions such as relating to corporate governance, taxation, and employment laws.

Management believes that the Company currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations in respect of its properties, and also believes that the Company is complying in all material respects with the terms of such licences and permits.  However, the Company’s ability to obtain, sustain or renew such licences and permits on acceptable terms is subject to changes in regulations and policies and the discretion of the applicable governments.

Management believes that the Company’s operations comply with all applicable legislation and regulations and that the existence of such legislation and regulations have no more restrictive effect on the Company’s method of operations than on similar companies in the industry.

See also disclosures in the section “Description of the Business – Risk Factors – Regulatory Requirements” of this Form.

Unless otherwise indicated, Petroleum Exploration Permits granted in New Zealand provide an exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area.  Upon application, the holder is required to commit to do certain work in the permit area, during the permit term. Permit holders can apply for changes to the committed work programs under certain circumstances.  If a discovery is made, the permit holder is entitled to apply for a Petroleum Mining Permit, granted for a term of up to 40 years from the date of issue.  The New Zealand government has reserved a royalty from the sale of petroleum products. For any discovery made between June 30, 2004 and December 31, 2009, the royalty will be the greater of (A) 1% of the net sales revenue (from natural gas) and 5% of the net sales revenues (from oil); or (B) 15 to 20% of accounting profits from the sale of petroleum products. For other discoveries, the royalty will be the greater of (A) 5% of net sales revenue or (B) 20% of accounting profits.

Production and Revenue

The Company sells oil and gas from the one producing property in which it holds an interest.

Oil

Crude oil from the Cheal field is trucked to the Omata Tank Farm at New Plymouth for storage and on-sale, under an agreed oil sales contract. This oil revenue accounts for the vast majority of the Company’s income.

During Q1 and Q2 of 2007, the Company sold all oil produced from its production testing of Cheal field, on short-term temporary arrangements at world parity prices (less costs, fees and royalties). Permanent production oil is now sold under a longer-term sales contract. Selling price remains based on world parity prices (less costs, fees and royalties).

Up until December 2007, the Company sold virtually all of its oil production to Southern Petroleum NZ Limited (a subsidiary of Swift Energy Ltd). From December 2007, the Company commenced selling Cheal production to Shell (Petroleum Mining) Company Limited.

Gas

There is no spot market for natural gas in New Zealand; therefore all gas sales are made under long term contracts for the primary purpose of electricity generation or reticulation to homes and businesses.

Solution gas produced in association with Cheal crude oil production is used to generate electricity for on-site use, with the excess electricity initially being sold into the national electricity grid.  The export of excess gas via a pipeline to the Waihapa Production Station commenced in December 2007, for treatment and on-sale. However, in July 2008, the operator of the Waihapa Production Station (Origin Energy) suspended operation of the station, due to inadequate supplies of gas to the facility from other sources. In Q4 2008, Origin terminated the gas handling contract with the Company. Contact Energy has proposed an option to purchase Cheal gas for re-injection into one of Contact’s existing reservoirs. Austral and Contact are working together to formalize an agreement. Currently, all gas produced is consumed by electricity generation for on-site use and export. Revenue from this source is minimal.

Foreign Operations

The Company’s operations and related assets are located in New Zealand and (previously) in Papua New Guinea. New Zealand can be considered to be relatively stable in its political, regulatory and economic regimes. Any changes in regulations or shifts in political condition are not likely to be substantial nor will be likely to affect the Company’s business more adversely than others in the industry.

Business Cycle and Seasonality

The Company’s business operations and revenue are not seasonal, except to the extent that:

•

forecast weather may determine the timing of operations and weather delays may affect the speed of completion of operations; and

•

its revenues are generally reliant on international oil prices, which are partially affected by seasonality.

Oil prices vary in line with international prices, for which there have been, in past years, seasonal highs in the summer months (for the “US driving season”) and in the winter months (for the northern hemisphere heating oil season).

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions and laws and regulations.  Pro-active management by the Company of environmental concerns can reduce its exposure, and procedures are in place to ensure care is taken in the day-to-day management of the Company’s oil and gas properties. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations.  Exploration legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.  No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

Management is not aware of present material liability related to environmental matters, and believes that it follows best international oil field practices in this area. However, the Company may, in the future, be subject to liability for environmental offences of which it is presently unaware.

Carbon Emissions Regime

The New Zealand government is a signatory to the Kyoto protocol and in order to meet the requirements of this protocol it is in the process of implementing Climate Change initiatives. During 2007 the then centrist-left government released a Framework for a New Zealand Emissions Trading Scheme and the New Zealand Energy Strategy. This signalled an intention to implement an emissions trading scheme and measures to encourage the use of renewable sources of power for electricity, to only allow new thermal generation in circumstances where security of supply requires, to reduce transport emissions and to promote efficiency in the use of energy.

Legislation was passed during 2008 introducing a cap and trade emissions trading scheme. Regulations were introduced to bring liquid fossil fuels under the scheme in January 2009 and natural gas in January 2010. The unit of trade is proposed to be linked to international Kyoto units. A 10 year ban on the building of new thermal power generation (unless required for security of supply) was also implemented.

In November 2008, a new centrist-right government was elected. This government has signalled a review of the emissions trading regime, including lifting of the ban on gas-fired generation.

Austral, along with other members of the oil and gas exploration and production community in New Zealand is involved in the government consultation process. Austral is also assessing the potential effect on its business of the proposed government initiatives. The current expectation is that Austral oil sales will be exempt from the scheme given these are exported to the East Coast of Australia. Austral is also monitoring Australian government climate change initiatives in this regard.

Employees

As at December 31, 2008, the Company employed 9 people in permanent full time positions, and one on a temporary basis, in its Wellington, New Zealand office, and one part-time in New Plymouth, New Zealand. 10 employees left or were made redundant due to company restructuring and cost-cutting measures, during the 2008 year. Further restructuring is planned for 2009, with staff being proposed to be reduced to ~2.5 full-time positions. The staff employed in the Wellington office are occupied with technical management and support, company and joint venture accounting, financial reporting, and office and company management.  The Branch office employs operational supervisory staff. The Company also has a number of consultants who are contracted for particular projects or on-site work.

Reorganizations

Three of the Company’s trading subsidiaries (Totara Energy Limited, Kanuka Energy Limited and Arrowhead Energy Limited) were amalgamated into a single company (Totara Energy Limited) with effect from February 1, 2008.

A number of non-trading subsidiaries are being de-registered, with a likely completion date in Q2 2009. A number of subsidiaries with single permit assets are likely to be amalgamated into the New Zealand operating company, Austral Pacific Energy (NZ) Limited, when the relevant assets have been disposed of, as proposed for the on-going work programme for the 2009 fiscal year. The PNG company, Austral Pacific Energy (PNG) Limited, is expected to be de-registered during fiscal 2009. This is expected to result in an end of year position for 2009 of Austral Pacific Energy Ltd. holding two remaining subsidiaries in New Zealand, which companies will own and operate the Cheal property.

Principal Properties

The Company’s properties and the Company’s interests in the joint ventures related to them, as at March 24, 2009 are summarized in the following table. The Company’s “ownership interest” in each property is less than 100% because all of the Company's exploration and development activities are conducted jointly with third parties under joint venture agreements. Joint venture agreements are considered ordinary course contracts and hence are not disclosed as material contracts. The terms of the joint venture agreements generally provide that the Company must bear its pro rata share of exploration and development costs and is entitled to that share of production income or proceeds of sale of the property. If a participant in a joint venture fails to pay its share of joint venture approved costs, it will be subject to dilution of its interest in the joint venture, and hence in the permit. In certain events the Company, like any other participant in the joint venture, can lose its entire interests in the joint venture (and hence in the property) for failure to pay its share of costs or for material breaches of the joint venture agreement.

New Zealand

Greater Cheal (Shallow) (4)

Onaero(4)

Field/Prospect Name	Permit Number	Permit Expiry	Ownership Interest (%)	Gross Area (km2 (acres))	Net Area (km2 (acres)
Kahili (1)	PMP 38153 *	Aug 31, 2019	85.00	5.99 (1,480)	5.09 (1,258)
Cheal (Shallow)	PMP 38156 *	Jul 25, 2016	69.50	30.3 (7,487)	17.33 (4,283)(3)
Cardiff (Deep) (4)	PMP 38156 *		44.90 (2)
	PEP 38738 *	Jan 14, 2010	69.50	46.51 (11,493)	26.6 (6,574)(3)
Greater Cheal (Deep) (4)	PEP 38738 *		44.90 (2)
	PEP 38746 *	Aug 7, 2012	83.35	27.01 (6,674)	22.51 (5,562)
Winchester(4)	PEP 38748 *	Aug 7, 2012	66.67	32.01 (7,910)	21.34 (5,273)
D’Urville (4)	PEP 38524	Mar 31, 2012	20.00	2,469 (610,102)	493.8 (122,020)

*

The Company is the operator of these permits.

(1)

This permit was surrendered on March 6, 2009.

(2)

The Company entered into an agreement in January 2008 to purchase from another joint venture participant an additional 5.1% interest contingent upon completion by that party of the purchase of a further 15.1% interest in these permits. That condition was satisfied only in February 2009. Accordingly the Company’s interest will increase by a further 5.1%, after report date.

(3)

The Company holds different percentage net interests in each of two joint ventures over the same permit area, which area is divided stratigraphically between the two joint ventures. The Company uses an average net percentage of 57.2% to approximate net interest in the permit area.

(4)

The Company is actively seeking farm-out or disposal options for these permits.

PEPs 38765 and 38741 were surrendered in February 2008, after further assessment of the prospects, exploration risks and financial commitments required in each permit area. As noted above, the joint venture surrendered PMP 38153 (Kahili) on March 6, 2009.

The following figure shows the locations of the Company’s permits in New Zealand:

New Zealand
New Plymouth
PEP38746
PMP38153
PEP38748
PEP38738
PMP38156
PEP38524
N
0
10
20
40
Kilometers

Cheal (Shallow) and Cardiff (Deep) Fields

PMP 38156 and PEP 38738

(Shallow 69.5%; Deep 44.9%)

In 2004, the Joint Venture parties in PEP 38738 applied for and received approval from the New Zealand government to divide the permit into a ‘deep‘ joint venture (covering all pre-Miocene strata – represented by the Cardiff prospect) and a ‘shallow’ joint venture (covering all strata from present to base of Miocene – represented by the Cheal prospect). The Company holds interests in both the deep and shallow sections, and in both the mining and surrounding exploration areas.

Cheal Field (Shallow – PEP 38738, PMP 38156)

PEP 38738 was acquired by the Company in October 2002. In May 2003, the participants re-entered the Cheal-1 well, and tested it in July 2003, flowing gas at rates up to 4.5 mmscfd in a one day test period. However, oil reserves could not be estimated conventionally, despite steady oil production during the test.

Cheal-A3X was drilled in May 2004 to test the Mt Messenger sands beneath the shallower Urenui oil/gas pay previously discovered in Cheal-1 & -2. This well discovered oil pay sands over a gross interval of ~60m (~200 feet) within the Mt Messenger formation. Cheal-A4 was deviated from the Cheal-A site during October 2004 and Mt Messenger oil pay was again intersected. Extended production testing of the Cheal-A3X and Cheal-A4 wells was undertaken in 2005. The extended testing demonstrated that the wells were capable of stable flow rates.

An initial independent assessment of reserves in the Cheal field by Sproule International Limited was completed as of April 30, 2005, and was updated as at December 31, 2005, assigning 1.48 million barrels (gross) of Proved oil reserves to the Cheal Field.

In December 2005, the joint venture ceased production testing of the Cheal wells in order to re-develop the field and optimise field production and oil sales strategy during the course of 2006. Gas was being flared to atmosphere (in compliance with consent conditions) but was later linked to electricity generation equipment (used to generate electricity on-site), with power surplus to site requirements being sold into the national electricity grid system.

A 3D seismic survey was conducted over the Cheal and Cardiff discoveries during 2006. The results of the survey are being used to determine bottom hole locations for the Cheal development wells and will be used to optimize the drilling and testing plan at Cardiff.

A mining permit (PMP 38156) covering the Cheal Oil Field was granted on July 26, 2006 for an initial term of 10 years.  There is a right to extend the term of the mining permit following delineation of further reserves.  Development of the Cheal Oil Field commenced from August 2006 following approval of the development plan, and grant of the mining permit.

In December 2006, the Company acquired a further 19.8% interest in the Cheal mining and exploration joint ventures, by the purchase of all the shares in one of the other joint venture participants, Arrowhead Energy Limited.

Development of the northern portion of the field also commenced in Q4 2006 from a second site, Cheal B, located a kilometre or so to the north of the original Cheal (A) site, with four wells (Cheal-B1, B2, B3 and B4) having been drilled by end 2006, three of which were completed as producers in early 2007.

The fourth well, Cheal B4, was an exploration well targeting Moki, Mt Messenger and Urenui sandstones to the north west of the field’s bounding fault. The well confirmed the presence of hydrocarbon charge outside the currently recognised limits of the field at the two upper levels, increasing confidence in the resource potential of the north western extension of the Cheal Oil Field. The lower portion of the well was abandoned, with the upper level suspended, pending a sidetrack planned to be drilled in 2009. If successful, this well could be produced through existing facilities. During 2008, the Company drilled three new wells. The A6 well and a subsequent sidetrack to the south (A6ST) encountered oil-bearing sands of insufficient thickness to be commercially produced. The A7 well, drilled to the north and east of A6, did encounter commercially viable Mt. Messenger sandstones and was completed with temporary tie-in facilities. Production from Cheal-A7 commenced in August 2008. Permanent facilities are under construction and are anticipated to be completed by mid-2009.

Construction of the Cheal Production Facilities commenced in Q3 2006.  The production facilities have an initial design capacity of 2,000 barrels of oil per day and 3 million cubic feet of gas per day, for up to ten development wells.  They are located at the Cheal A site, receiving, processing and handling raw production from both the existing Cheal A site and from Cheal B. Engineering optimisation and design of the facilities allow capacity to be increased in the future should this be required. Construction was completed in Q3 2007.  The pre-commissioning test phase commenced on August 10, 2007 and first oil was produced through the facilities in September 2007.  The facilities are now fully certified and were formally opened on October 8, 2007.

Cheal-B1, B2 and B3 were brought into production through the Cheal production facility in December 2007 following the completion of the tie-ins to the pipelines connecting the Cheal B site with the Production Facilities at the Cheal A site. Most of the plant at the new production facility was designed specifically to deal effectively and efficiently with the particular nature of the hydrocarbons being produced. The vessels, heat exchangers and piping are specific to the Cheal process. The design of the power fluid pump, the coalescing filter, and export compressor have been patented by their respective suppliers, and all instrumentation is covered by patents.

Solution gas produced in association with crude oil production is used to generate electricity for on-site use, with the excess electricity initially being sold into the national grid.  The export of excess gas via a pipeline to the Waihapa Production Station commenced in December 2007, for treatment and on-sale. However, in July 2008, the operator of the Waihapa Production Station (Origin Energy) suspended operation of the station due to inadequate supplies of gas from other sources. In Q4 2008, Origin terminated the gas handling contract with the Company. Contact Energy has proposed an option to purchase Cheal gas for re-injection into one of Contact’s existing reservoirs. Austral and Contact are working together to formalize an agreement. Currently, all gas produced is consumed by electricity generation for on-site use and export into the national electricity grid.

Cheal oil is trucked to the Omata Tank Farm at New Plymouth for storage and on-sale, under an agreed oil sales contract.

Current production of oil varies between 350-450 barrels per day (100%) from Cheal A and B sites.  Subject to joint venture approval and funding, the fraccing of existing wells and drilling of two new wells at Cheal B, planned for Q2-3 2009, is expected to further increase total production.

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 69.5% beneficial interest in the Cheal Field.  An independent report by Sproule International Ltd (dated December 31, 2008) ascribes 0.563 million BOEs (100%) of 2P (proved and probable) reserves to the Cheal Field (see the Company’s Reserves Report filed on SEDAR at www.sedar.com).

Cardiff Field (Deep – PEP 38738, PMP 38156)

In 2004, the Cheal Joint Venture parties agreed with Genesis Power, a New Zealand State Owned Enterprise and the leading generator and retailer of electricity and gas in New Zealand, to drill Cardiff-2, a deep gas well, funded by Genesis as to the first NZ$15million (approx $11million) of drilling and testing costs of this well. In consideration for this, Genesis acquired a 40% equity interest in the Cardiff joint venture, and associated rights to purchase all available gas from the Cardiff field in priority to other purchasers, at an indexed price.

In August 2007, the Company agreed to acquire all of the shares of International Resource Management Corporation Limited, a privately held New Zealand-incorporated company with interests in the joint ventures for the Cardiff field and surrounding exploration acreage. This transaction was closed in November 2007.

During 2005, the Cardiff-2A well was deviated out of the Cardiff-2 (Dec 2004) borehole, and drilled (with one sidetrack). Three test zones within the Kapuni Formation were perforated and hydraulically fractured.  A series of flow and pressure build-up tests in 2006 indicated an improvement in well productivity. This was reflected in flow rates which at times exceeded three million cubic feet per day of gas and 100 barrels per day of light oil and condensate. A mining permit (PMP 38156) was granted over the Cheal and Cardiff fields in July 2006.

The Cardiff-2A ST1 well was worked over during November and December 2007, additional wireline work was completed on the well in January 2008, with flow testing of the K3E zone commencing in late February 2008.  Results of the flow test were inconclusive and further operations were suspended pending a full field evaluation.

The conditions of PMP 38156 initially required production to commence from the Cardiff Field by July 2008. In light of the inconclusive flow test results from the K3E, application has been made for a change of conditions of the permit, to remove the requirement to commence production from the Cardiff field.

On 8 January 2008, the Company entered into an agreement to purchase from Genesis Energy an additional 5.1% of the Cardiff joint venture, contingent upon Genesis completing the purchase of another participant’s 15.1% interest in the Cardiff joint venture. That condition was satisfied only in February 2009. Accordingly the Company’s interest will increase by a further 5.1%, after report date.

No reserves have yet been assigned to this property. The Company is the operator of the Cardiff joint venture.

Kahili Field (PMP 38153)

In January 2004, the Company signed a gas sales agreement with NGC New Zealand Limited (NGC, now called Vector) for the Kahili gas-condensate field. NGC constructed, owned and operated a separation plant to process the raw well stream. NGC also installed 12 km of pipelines to connect Kahili gas to the existing NGC pipeline infrastructure. The Kahili field was commissioned in August 2004.  After initial flow, production declined rapidly, and the well was shut-in during November 2004. The field reserve estimate and financial statement value has been written down to zero, following an independent assessment. In July 2005, the government approved the cessation of production from the field.

During 2008, that consent to cease production under the mining permit was revoked and the joint venture was required to submit a work programme to re-commence production. The joint venture considered that the Kahili Field contains considerable up dip potential which could be tested by the drilling of a new well, Kahili-2, placed higher on the mapped structure. The drilling of the well was subject to a successful farm-out being negotiated which would be sufficient to fund the drilling operation.

Subsequent to year-end, farm-out negotiations were terminated without an agreement being reached. As a consequence, the joint venture parties have surrendered the permit with effect from March 6, 2009.

The Company held an 85 percent interest in the Kahili joint venture and was the operator.

Other New Zealand Exploration Operations

The Company is reducing all exploratory spending, and therefore permits other than the Cheal permit are being monetized through an orderly sales process.

In March 2007, the Company was granted PEP 38524 in the southern offshore Taranaki Basin located immediately west and north of D'Urville. The first stage of the work programme required the Company to undertake seismic reprocessing, acquire aeromagnetic data and complete either a 2D or 3D seismic survey. The Company completed the required seismic reprocessing, and acquired 418km of aeromagnetic data. The Company farmed–out an 80 percent interest in the permit to Australian Worldwide Exploration Limited (ASX:AWE) in Q2 2008.  In return AWE agreed to fully fund the acquisition of 400km of 2D seismic.  AWE also assumed operatorship of the permit. Acquisition of the seismic was undertaken in Q4 2008.

In Q4 2008, the Company acquired a 2D seismic programme in PEP 38746 ahead of making a decision on whether to drill an Onaero-2 well.

In February 2008, PEPs 38765 and 38741 (both onshore Taranaki) were surrendered.

Papua New Guinea

The Company sold its interests in Papua New Guinea during Q2 2008.

Douglas Discovery (PPL 235)

The Douglas-1 well was drilled in 2005-06, with a British public UK listed company, Rift Oil plc (AIM:RIFT), funding the first $6million of expenditure. The well tested a large, seismically defined structure in the foreland area of the productive Papuan Basin.  This well was confirmed as a discovery in 2006. The well was suspended while further studies including seismic evaluation, and analysis and negotiations to obtain and assess commercialisation options were undertaken.

A Memorandum of Understanding was signed in March 2007 to evaluate a proposal to supply gas to an Australian company via a pipeline. During 2007, Rift as the operator of PPL235 continued to assess the opportunities to sell Douglas gas, and agreed with the Papua New Guinea government the work programme for years 5 & 6 of the licence. The agreed work programme required the drilling of one well, the drilling of an optional well contingent on the results of the first well and a seismic acquisition requirement. During Q2, 2008, the Company concluded an agreement to sell its interests in PPL 235 (Douglas discovery) and the adjacent PPL 261 to Foreland Oil Limited, a subsidiary company of Rift.  The agreement included the sale of the Company’s interest in the Coral Sea rig and the dismissal of all claims of litigation between the two companies.  The sale price was $5 million (which was received in full in June 2008).

Stanley Discovery (PRL 4)

The extension of the term of PRL 4 (Papua New Guinea) was granted in September 2007, after lengthy negotiations with the PNG government. During 2007, the joint venture parties undertook an additional infill seismic programme to firm up the structural interpretation of the Stanley Field and to assist with the selection of the Stanley-2 well location.  At the same time, the joint venture parties continued to progress the negotiation of a gas sales agreement with PNG SEL.

In March 2008, the Company announced an agreement to sell its interests in Stanley (PRL 4) and in the adjacent PRL 5, to a subsidiary of Horizon Oil Limited (ASX:HZN). The sale price for the combined interests was $3.5 million, which was received in May 2008.  Legal transfer of the PRL 4 and PRL 5 remains subject to governmental approval.

OIL & GAS ACTIVITIES

The Company’s report on its oil & gas reserves, in the form of:

-

Statement of Reserves Data and Other Oil and Gas Information (Form 51-101F1);

-

Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor (Form 51-101F2 ); and

-

Report of Management and Directors on Oil and Gas Disclosure (Form 51-101F3),

are incorporated by reference in this Annual Information Form. A copy of the foregoing documents may be obtained upon request from the Company, and are also available on the SEDAR website at www.sedar.com.

RISK FACTORS

The common shares of the Company must be considered to be a speculative investment due to a number of factors primarily related to the Company’s involvement in the exploration, development and production of oil and natural gas, and its present stage of development. There can be no assurance that the Company’s shares will increase or even maintain their value. The following risk factors should be considered. The order of seriousness and likelihood of occurrence is a subjective assessment and the order in which they are presented should only be considered representative.

Exploration, Development and Production Risks

The Company’s future oil and natural gas reserves, and production and cash flows to be derived therefrom, are highly dependent on the Company’s success in exploiting its current reserves base and acquiring or discovering additional reserves. Without the addition of reserves through exploration, acquisition or development activities, the Company’s reserves and production will decline over time as reserves are depleted. A future increase in the Company’s reserves will depend not only on the Company’s ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects.

There is no assurance that the Company’s future exploration and development efforts will result in the discovery or development of additional commercial accumulations of oil and natural gas. There is also no assurance that the Company will be able to locate satisfactory properties for acquisition or participation.  Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Any future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment, or recovery of drilling, completion and operating costs. Geological conditions are variable and of limited predictability. Even if production is commenced from a well or field, production will inevitably decline over the course of time, reducing the operating profitability of the Company. The amounts attributed to properties in the Company’s financial statements represent acquisition and exploration expenditures only, and may well not reflect realizable value.

Development of oil and gas production facilities is subject to risks which may adversely impact on the commercial viability of a project, as the realized revenues from the project may be less than anticipated, and the capital and operating costs may be greater than anticipated.  The risks to revenue include the development wells not producing predicted rates of oil and gas production, decreases in the market prices of oil and gas, and increased processing, storage and transportation costs.

Drilling hazards can greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells.  These conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, encountering unexpected formations or pressures, premature decline of or invasion of water into reservoirs, blow-outs, cratering, sour gas releases, fires and spills, insufficient storage or transportation capacity, or other geological, infrastructure and mechanical conditions.  While close well supervision and effective maintenance operations can contribute to maximizing production rates and recoveries over time, and cash flow and revenue forecasts attempt to realistically estimate production declines, production declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect the long term continuity of revenue and cash flow levels to varying degrees.

Funding Requirements

Oil exploration involves a high degree of technical and commercial risk and is characterized by a continuous need for fresh capital.  Management seeks to minimise and spread this risk by entering into joint ventures for oil exploration projects with other companies, and by participating in properties exhibiting a range of risk profiles, thereby reducing its cost exposure to any one project. The development of any reserves found on the Company’s exploration properties may depend upon the Company’s ability to obtain further financing through farming-out part of its interest in a particular project, debt financing or equity financing.

There is no assurance that market conditions will permit the Company to raise funds if required, or that the Company will be able to enter into agreements with third parties to fund permit obligations or be able to renegotiate such obligations with the relevant government agency.  The Company faces competition from other oil companies for oil and gas properties, and investor dollars.

If the Company’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements and existing debt obligations, there can be no assurance that additional debt or equity financing will be available to meet these requirements. If the Company is unable to fund its permit obligations by additional debt or equity financing, or by farm-out agreements or renegotiating such obligations, the Company may be unable to carry out its plan of operations and may be forced to abandon or forfeit some of its permit interests, or reduce or terminate its operations.

Oil and Natural Gas Markets

The operations and earnings of the Company are affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources, supply disruptions, weather, international political events, technological advances, restricted access to infrastructure (pipelines, storage, shipping or load-out facilities, etc) and the competitiveness of alternative energy sources or product substitutes.

Both oil and natural gas prices are unstable and are subject to fluctuation. The economics of producing from some wells may change as a result of lower prices. Management might elect not to produce from certain wells at lower prices, thereby reducing the volumes produced by the Company. These factors could result in a material decrease in the Company’s net production revenue, which in turn may cause a reduction in its oil and gas acquisition and development activities.

Uncertainty of Reserves Figures

Actual production expenditures, revenues and reserves will likely vary from those estimated, and these variances may be material.  Estimates of oil and gas reserves are interpreted from geological, petrophysical and reservoir engineering data.  Reservoir engineering is a subjective process of estimating underground accumulations that cannot be measured precisely, and the accuracy of any estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing and level of development expenditures.

Factors such as historical production from the area compared with production from other producing areas, assumed effects of governmental regulations, assumptions of future oil and gas prices, future operating costs, development costs and remedial and work-over costs, will affect the estimates of economically recoverable quantities and of future net cash flow.  Any significant variance in the assumptions could materially affect the estimated quantity and value of reserves.  The Company’s reserves are evaluated by an independent reservoir engineering firm each year.

Sources of Liquidity and Ability to Continue as a Going Concern

Refer to Note 2 of the Company’s 2008 audited financial statements together with the ‘fundamental uncertainty’ outlined in the audit report.

Currency Fluctuations and Foreign Exchange

The Company’s practice is to raise its equity in United States dollars.  However, when the Company listed on the New Zealand Stock Exchange, equity was also raised in New Zealand dollars. The Company holds cash denominated in both United States and New Zealand currency.  The Company’s current property acquisition and exploration commitments are denominated in United States and New Zealand dollars and, to a much lesser extent, in currencies of other countries. Oil revenue is received in United States dollars; revenue for any gas sold or electricity exported is received in New Zealand dollars. The Company does not currently actively hedge its foreign exchange exposure.

No Assurance of Earnings

The Company currently has one oil and gas property in production.  The Company has an accumulated deficit from its historical operating results and there is no assurance that the business of the Company will be profitable in the future. Management cannot guarantee that the Company will continue generating revenues in the future. A failure to generate revenues may cause the Company to eventually go out of business. The Company has not paid dividends at any time in its history to date and there is no assurance that the Company will pay a dividend at any time in the future.

Competitive Conditions

See the disclosures in the section “Description of the Business – Competitive Conditions” of this Form.

Operating Hazards and Environmental Liabilities

As set out in more detail in the sections “Description of the Business – Environmental Risks” “Description of the Business – Carbon Emissions Regime” of this Form, all phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions, laws and regulations. Further, drilling hazards or environmental damage can greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. In addition, environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.

Reliance on Operators and Key Employees

To the extent that the Company is not the operator of its oil and gas properties, the Company depends on third party operators for the timing of activities related to such properties and may be largely unable to direct or control the activities of the operators, except through joint venture participation and voting.

In addition, see the disclosures under the section “Description of the Business – Specialised Skill and Knowledge” of this Form.

Regulatory Requirements

See disclosures in the section “Description of the Business – Regulatory Regime” of this Form.

Failure to comply with all applicable laws, regulations and licensing and permitting requirements may result in enforcement actions, including orders to cease or curtail operations, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Violations of applicable laws or regulations may result in imposition of civil or criminal fines or penalties. Third parties who suffer loss or damage due to oil and gas operations may be entitled to claim compensation.  Amendments to current laws, regulations, licences and permits governing operations and activities of oil and gas companies, or more stringent implementation of these, could have a material adverse impact on the Company and could cause increases in capital expenditures or production costs, reduction in levels of production at producing properties, require abandonment of properties, or delay development of new properties.

Insurance

The Company’s involvement in the exploration for and development of oil and gas properties may result in  the Company becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards.  Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not be insurable in all circumstances, or management may elect, in certain circumstances, not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance, or for other reasons.  The payment of such uninsured liabilities would reduce the funds available to the Company.  The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company’s financial position, results of operations or prospects.

Political and Country Risk

See the disclosures the section “Description of the Business – Foreign Operations” of this Form.

Labour Requirements

The Company may be required to hire and train local workers in its petroleum and natural gas operations.  Some of these workers may be organised into labour unions.  Any strike activity or labour unrest could adversely affect the Company’s ongoing operations and its ability to explore for, produce and market its oil and gas production.

Title Matters

Management has investigated the rights to explore the various oil and gas properties the Company holds or proposes to acquire or participate in and, to the best of its knowledge, those rights are in good standing.

No assurance can be given that applicable governments will not revoke, or significantly alter the conditions of, any particular exploration and development authorisation or that such exploration and development authorisation will not be challenged.

In all cases, the terms and conditions of the permit or licence granting the right to the Company to explore for, and develop, hydrocarbons, prescribe a work programme and the date or dates by which such work programme must be done. Varying circumstances, including the financial resources available to the Company, the inability to secure equipment when required, and reliance on third party operators in respect of its permits and licences, may result in the failure to satisfy the terms and conditions of a permit or licence and result in the complete loss of the interest in the permit or licence without compensation to the Company. Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that the applicable authority will agree to the renegotiation offer.

The Company does not have sole control over the future course of development in most of its properties. Such property interests are subject to joint venture agreements which can give rise to disputes as to geological interpretation or commercial imperatives with other parties who are financially interested in the property.

The Company participates in its permits or licences with other industry participants, some of whom have access to greater or lesser resources from which to meet their joint venture capital commitments. If the Company is unable to meet its commitments, the other joint venture participants may assume some or all of the Company’s deficiency and thereby assume a pro-rata portion of the Company’s interest in any production from the joint venture area. If another participant in a joint venture, which participant has fewer resources than the Company, is unable to meet its commitments, it may delay or veto exploration or development plans which it cannot afford, or it might default on its commitments. This may delay the Company’s desired exploration or development programme and/or lead to the Company and other participants assuming all or some of that entity’s interest, and therefore meeting a pro-rata share of its required contributions (as well as receiving a pro-rata share of any production).

Non-Canadian Assets and Management

The Company is incorporated under the laws of British Columbia, Canada, and the majority of the Company’s directors and officers are residents of countries other than Canada. Substantially all of the assets of the Company are located outside North America.  Consequently, it may be difficult for Canadian investors to enforce in the Canadian judgments of Canadian courts against assets of the Company. Furthermore, it may be difficult for investors to enforce judgments of the Canadian courts based on civil liability against the Company’s non- Canadian resident officers or directors.

Public Market Risks

The Company’s shares are relatively illiquid in that they do not trade large volumes relative to other public companies. There can be no assurance that a stable market for the Company’s common shares will be maintained. If the Company fails to remain current in its filings with the Canadian and New Zealand regulatory authorities, the Company may lose either or both of its Canadian and New Zealand listings, which would adversely affect the liquidity of an investment in the Company.

Dilution, Change of Control

The Company’s Articles authorise the issuance of an unlimited number of shares of common and preferred stock. The Company’s Board of Directors has the legal power to issue any number of further shares without stockholder approval (although the policies of the TSX-V require shareholders’ approval in certain situations). The Company’s Board of Directors may issue shares to acquire further capital, in order to carry out its intended operations, to expand its current operations, or to provide additional financing for future activities. The issuance of any such shares may result in a reduction of the book value or market price of the outstanding shares of the Company’s common shares. If the Company does issue any such additional shares, such issuance will also cause a reduction in the proportionate ownership and voting power of all existing shareholders.

Further, any such issuance may result in a change of control of the Company. TSX-V policies require the Company to obtain shareholder approval of any transaction which will result in the creation of a new control person (as defined).

Conflicts of Interest

Interests in some petroleum properties have been acquired from or in conjunction with, or interests sold to, TAG Oil Ltd. with which the Company had a common director until end January 2006 and has certain common principal shareholders.

The Company owns shares in Rift Oil plc (approximately 0.2% of issued share capital) to whom it transferred an interest in a Papua New Guinea exploration licence under a farm-out arrangement in 2005, and sold two Papua New Guinea exploration licences in 2008. The Chief Executive Officer of Rift Oil plc is the spouse of the Company’s former Chief Executive Officer, Dr. David Bennett, who is now a director of TAG and of Rift.

Also see the disclosures under the section “Directors and Officers – Conflicts of Interest” of this Form.

DESCRIPTION OF CAPITAL STRUCTURE

The authorised share capital of the Company consists of an unlimited number of common and preferred shares.  As at March 24, 2009, 60,225,132 common shares and 7,692,308 preferred shares are issued and outstanding and there are potentially 1,305,001 shares issuable pursuant to vested incentive options.

The Common Shares of Austral are voting shares.  The holders of Common Shares are entitled to receive dividends if, as and when declared by the Board of Directors of Austral, and to one vote per share at meetings of shareholders of Austral.  On the liquidation, dissolution, or winding up of Austral, all holders of Common Shares shall rank equally on the distribution of all or any part of the property and assets of Austral.

The preferred shares have the following rights and are subject to the following limitations:

•

convertible into common shares at a conversion price of $1.30 per share;

•

redeemable at par by the Company after four years;

•

retractable by the holder after three years;

•

voting rights as if converted from January 1, 2008;

•

entitled to the payment of cumulative dividends at the rate of 8% per annum; and

•

entitled to a liquidation preference over the common shares in an amount equal to the par value plus accumulated unpaid dividends.

The Company reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares for convertible debentures, and to waive their voting rights, with effect from January 1, 2008. However, due to the Company’s financial position this agreement did not proceed.

The rights of the Company's common shareholders were materially modified at the time of issue by the creation and issuance of the preferred shares, to the extent that the preferred shares are entitled to preferential dividends, a preference on liquidation and current voting rights.  In addition, conversion of the preferred shares into common shares would result in dilution to existing holders of common shares.

As at December 31, 2008, there were 18.11 million share warrants outstanding, and 5.61 million by March 24, 2009 (terms as noted in the section “General Development of the Business – Corporate Developments” of this Form).

DIVIDENDS

The Company does not intend to pay dividends on its common shares in the foreseeable future.  The future payment of dividends will depend on the earnings and financial condition of the Company and such other factors as the Board of Directors of the Company consider appropriate.

Dividends on the preferred shares have been accrued in the financial statements but none have been paid, since their issuance, due to the Company’s financial position.

MARKET FOR SHARES

The Common Shares of Austral are listed and quoted for trading on the TSX Venture Exchange (“TSX-V”) and the New Zealand Stock Exchange (“NZSX”) under the symbol “APX”. Until June 26, 2008, the Company’s common shares were also listed in the United States on the American Stock Exchange (“AMEX”) under the symbol “AEN”.

The following table sets out the price range and trading volume of the Common Shares in respect to trading on the TSX-V for 2008:

2008	High	Low	Volume
Jan-08	0.99	0.81	81,800
Feb-08	0.97	0.84	17,100
Mar-08	0.96	0.58	27,000
Apr-08	0.66	0.60	28,500
May-08	0.78	0.59	411,900
Jun-08	0.67	0.43	205,000
Jul-08	0.40	0.27	402,100
Aug-08	0.29	0.14	2,289,100
Sep-08	0.18	0.09	591,000
Oct-08	0.10	0.02	731,200
Nov-08	0.04	0.02	266,500
Dec-08	0.04	0.02	284,600

Restricted Securities

As at March 24, 2009 the Company has outstanding, but not listed, 7,692,308 preferred shares and 5.61 million share purchase warrants, issued on the terms set out in the section “General Development of the Business – Corporate Developments” of this Form, and 1,391,667 vested incentive stock options (issued on the terms set out in Note 24(b) of the Company’s audited financial statements for the year ended December 31, 2008, which statements are filed on and available for download from www.sedar.com or the Company’s website).

These securities may be exchanged for common shares in the Company upon notice to the Company, and payment of the required exercise price (if any). Shares issued upon exercise of such securities are subject to a four-month hold period on transfer to Canadian residents, but allow immediate voting and distribution rights upon issue. None of these securities are currently “in-the-money”.

Escrowed Securities and Securities Subject to

Contractual Restriction on Transfer

Designation of Class	Number of Securities held in Escrow or subject to Contractual Restriction on Transfer as at Dec 31, 2008	Percentage of Class
Incentive Stock Options	1,505,002 (1,193,339 vested)	100%

DIRECTORS AND OFFICERS

Directors of the Company

The names and residence, and positions held by, those persons who have served the Company since January 1, 2008, as directors of the Company are as follows:

Name; Residence	Present and Principal Occupations (last 5 years)	Positions Held	Period of Service as Director (1)
Ronald Bertuzzi Vancouver, B.C., Canada	Medical Sales Consultant (retired 2002)	Director Member, Audit Committee; Member, Remuneration Committee	Oct 2, 1992 to Oct 30, 1996 Mar 31, 1998 to Jun 6, 2008
Douglas Ellenor Surrey, B.C., Canada

Consultant; Company Executive

Principal, Jade Consulting Ltd (2000- present);

CEO, Hocol SA, Colombia (2002-2003);

Orca Petroleum, Inc. Calgary (TSX-V:OPI) (CEO 2004-2006; director 2000-2006);

Director, L&M Petroleum Ltd (NZSX:LMP) (2006- present)

Director, Amerisur Resources plc (AIM) (2008 – present)

		Director Chairman, Remuneration Committee; Member, Audit Committee; Chairman, Nominating Committee	Jan 1, 2006 to present

Charles Peter Hazledine Wellington, New Zealand	Oil industry executive Manager, Shell Petroleum (1974-2004); Manager, Vector Gas (2004-2007)	Director Member, Remuneration Committee; Member, Audit Committee	Jan 1, 2008 to present
Peter Hill Boston, MA USA	Consultant; Oil industry executive Harvest Natural Resources, Inc., Houston, Texas, U.S.A. (President & CEO 2000- 2005; director 2000-2006); Consultant to Palo Alto Investors (2007- present)	Chairman of the Board, Director Member, Audit Committee; Member, Nominating Committee	Jan 1, 2006 to present
Thompson Bruce Jewell Wellington, New Zealand	Oil industry executive Manager, Santos (2000-2004); President, Birchcliff Enterprise, Evergreen Enterprises (2004-2007)	Chief Executive Officer, President, Director	May 4, 2007 to present
David Newman Wellington, New Zealand

Company Director

Infratil Limited (director 1994-present; chairman 2004- present);

Wellington International Airport Limited (Chairman 1998- present);

Loyalty New Zealand Limited (Chairman 2006- present);

Infratil European Airports Limited (director)

Guardians of the New Zealand Superannuation Fund (Board member)

		Director Chairman, Audit; Committee; Member, Remuneration Committee	Sept 26, 2003 to present
Bernhard Josef Zinkhofer Richmond, B.C., Canada	Lawyer Partner, Lang Michener LLP (1992 - present); Wireless2 Technolgies Inc (director 2007- present); Corporate Secretary (2007 - present) Great Basin Gold Ltd., Inviro Medical Inc.	Director	Mar 27, 2001 to Jul 8, 2005 Aug 21, 2007 to present

(1)

The term of office of each Director will expire at the next Annual General Meeting of shareholders, to be held before August 22, 2009.

Officers of the Company

The names and residences of, and positions held by, the executive officers of the Company as at December 31, 2008 were as follows:

Names and Residences	Present and Principal Occupations (last 5 years)	Position Held in Company
Derek Gardiner Wellington, New Zealand

Chief Financial Officer, Austral Pacific Energy Ltd. (2007-present); Finance Manager, Shell Development (Australia) Pty Ltd (2004-2007); Senior Manager - Business Planning, Sarawak Shell Berhad (2002-2003)

Chief Financial Officer
Thompson Bruce Jewell Wellington, New Zealand	Chief Executive Officer, Austral Pacific Energy Ltd. (2007-present); President, Birchcliff Enterprise, Evergreen Enterprises (2004-2007); Manager, Santos (2000-2004)	Chief Executive Officer, President
Jeanette Watson Wellington, New Zealand	Corporate Secretary, Austral Pacific Energy Ltd. (2000-present)	Corporate Secretary

Security Holdings

 As at March 24, 2009, the directors and executive officers of Austral, as a group, beneficially own, or controlled or directed, directly or indirectly, 690,450 common shares of Austral, or approximately 1.15% of the 60,225,132 issued and outstanding common shares at that date, together with 1,038,334 vested incentive stock options.

Conflicts of Interest

Mr. Newman serves as a director and Chairman of Infratil Limited, the parent company of Infratil Gas Limited, a greater than 10% shareholder of the Company. He is not employed by Infratil or the Company, is remunerated only in his capacity as a director of each company, and serves as chairman in a part-time capacity of Infratil. The Board has determined that he does not have any “material relationship with the Company which might interfere with the exercise of his independent judgement”. He does not take part in discussions nor vote in relation to matters involving Infratil’s equity participation in the Company.

One of the Company’s directors, Mr. Bernhard Zinkhofer, provides legal advice to the Company in his capacity as a partner of the Company’s Canadian legal advisors, Lang Michener LLP.

Certain of the directors of the Company are or were directors and/or officers of other corporations engaged in the petroleum exploration and development or related industries. It is possible that conflicts of interest may arise between their duties as director and/or officer of such companies, and as director or officer of the Company. The percentage participation of the Company and any other associated company in a property is determined by each board of directors of each such company independently, using the best business judgment of the Board.

Under the Company’s Articles and the relevant legislation, any such conflict of interest is required to be disclosed and any contract in which a director or officer has a material interest must be referred to the Board of Directors for approval, and the interested director will not vote on any resolution given such approval. The Company requires confidentiality obligations from all officers, employees and consultants.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

Additional information concerning interest of management and others in material transactions during fiscal 2008 is set out in Note 26 of the Company’s audited financial statements for the year ended December 31, 2008, which statements are filed on and available for download from www.sedar.com or the Company’s website, and for previous years in the Notes to the Company’s audited financial statements for each such year, as filed on and available from www.sedar.com or the Company’s website.

AUDIT COMMITTEE

The Company’s Audit and Risk Management Committee currently comprises David Newman (chairman), Douglas Ellenor, Peter Hazledine and Peter Hill, all of whom are “financially literate” as defined by relevant legislation. All are independent directors. Mr. Newman is a New Zealand Chartered Accountant and has been appointed by the Board as the Company’s “financial expert” on the Committee.

Mr. Newman is a Chartered Accountant and formerly Chief Executive Officer of the Institute of Directors in New Zealand. He previously had a 22 year career with British Petroleum, culminating in four years as Chief Executive and Managing Director of BP New Zealand Limited (1990 - 1994).

Dr. Ellenor has over 35 years’ experience in the exploration and production (E&P) industry, culminating in his appointment as President and CEO of the Shell Companies of Colombia (1992-1996). He then became CEO of the Colombian E&P company, Hocol SA. After a posting as Business Development Director in London, UK, he established an oil and gas consulting company. In this capacity, he served as CEO of Hocol SA and later CEO of Orca Petroleum, Inc.

Mr. Hazledine has over 35 years’ experience in the international E&P industry with the Royal/Dutch Shell Group internationally, and then in senior management positions with Vector Gas (formerly NGC), the principal gas distributor in the New Zealand market. He is a member of the Institute of Directors in New Zealand.

Dr. Hill has over 35 years’ experience in the exploration and production industry. He was President and CEO of Benton Oil and Gas Company, originally in Carpinteria, California, now in Houston, Texas, U.S.A. (now called Harvest Natural Resources, Inc.) from August 2000 until October 2005. He remained on the Board of that company until end May 2006.

The Audit and Risk Management Committee is directly responsible for the appointment (subject to shareholder ratification), compensation and oversight of the independent auditor of the Company, who reports directly to the Audit Committee. The Committee is also required to assist the Board in discharging its responsibility to exercise due care, diligence and skill in relation to oversight of:

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the integrity of external financial reporting;

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the application of financial policy;

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financial management;

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internal control systems;

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accounting policy and practice;

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related party transactions: and

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compliance with applicable laws, regulations and standards.

The Board has established an Audit and Risk Management Committee Charter which sets out in full the Committee’s responsibilities, procedures for communication with the auditor, and against which the committee’s performance is measured. The Committee has also established a policy for the confidential and anonymous receipt, retention and treatment of complaints. The Audit and Risk Management Committee Charter has been filed on, and is available from, the SEDAR website at www.sedar.com, and both the Committee’s Charter and the Audit & Risk Management Committee Complaints Policy are published on the Company’s website at www.austral-pacific.com.

The Committee’s policy for the engagement of non-audit services is set out in the Committee Charter. The procedure used to implement this policy is to refer all requests for non-audit services to the Committee’s chairman, who reviews and determines the request.

The aggregate fees billed by the Company’s external auditor during fiscal 2007 and 2008 are set out under the heading “Remuneration of Auditors” in Note 8(a) of the Company’s audited financial statements for the year ended December 31, 2008, which statements are filed on and available for download from www.sedar.com.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc. of Canada, at its principal offices in Vancouver, B.C. and Toronto, Ontario, and Computershare Investor Services Limited in Auckland, New Zealand are the registrars and transfer agents for the Common Shares.

MATERIAL CONTRACTS

The following contracts, other than contracts entered into in the ordinary course of the Company’s business, are material to the Company and were entered into in the 2008 fiscal year or in a previous year but are still in effect:

Document; Date	Parties	Particulars
Gas Pre-payment and Option Agreement Apr 2, 2003	NGC Energy; Austral	NGC lent the Company NZ$2 million for the right of first negotiation in respect to onshore NZ gas discoveries (refer to Note 20(a) of 2008 Financial Statements)
Stock Option Plan Mar 3, 2006	Employees & directors; Austral	Stock Option Plan and grants thereunder pursuant to which 1,355,002 shares were reserved for issuance as at Dec 31, 2008
US$ Cash Advance Agreement Dec 21, 2006	Investec Bank (Australia) Ltd; various Austral companies	Establishing a $23 million loan facility for a term of 4 years at commercial lending rates (refer to Note 18(a) of 2008 Financial Statements)
Preferred Share Subscription Agreement Jul 7, 2007	Eclectic/Republic; Austral	Private placement raising $10 million by the issue of 7,692,308 Series 1 preferred shares at $1.30 each, closing September 20, 2007 (refer to Note 18(b) of 2008 Financial Statements)
Warrant Agreement Sep 20, 2007	Morgan Keegan; Austral	Granted 150,000 warrants to Morgan Keegan exercisable at $1.30 per share for 24 months as partial consideration for broker services (refer to Note 18(b) of 2008 Financial Statements)
Unit Subscription Agreement Dec 12, 2007	Various; Austral	Private placement raising $15 million by the issue of 12.5 million units at $1.20 each (1 common share plus one 12-month share purchase warrant exercisable at $2.25), closing February 28, 2008
Unit Subscription Agreement Jun 12, 2008	Various; Austral

Private placement raising $5.6 million by the issue of 11.2 million units at $0.50 each (1 common share plus one-half 15-month share purchase warrant two warrants being exercisable at $1.00 for one common share), closing June 26, 2008

US$ Cash Advance Agreement Amending Agreement Jun 25, 2008	Investec Bank (Australia) Ltd; various Austral companies	Varying the $23 million loan facility (refer to “General Development of the Business – Corporate Developments”)
US$ Cash Advance Agreement Amending Agreement Nov 26, 2008	Investec Bank (Australia) Ltd; various Austral companies	Further varying the $23 million loan facility to defer the expiry date to January 31, 2009, agreeing a corporate plan and budget for the period, and requiring certain payments of the loan principal
US$ Cash Advance Agreement Amending Agreements Jan 26, Feb 26, Mar 4, and Mar 12, 2009	Investec Bank (Australia) Ltd; various Austral companies	Further varying the $23 million loan facility to defer the expiry date (progressively) to February 28, March 6, 16, and 31, 2009

These documents are filed on and available for download from www.sedar.com, shown as “material contract”, or annexed to the Company’s Form 20-F filed June 27, 2008.

LEGAL PROCEEDINGS

The Company is not in legal proceedings with any other party. However, certain claims or disputes are currently in train, or were settled during 2008, as set out in Note 27(b) of the Company’s audited financial statements for the year ended December 31, 2008, which statements are filed on and available for download from www.sedar.com or the Company’s website.

INTERESTS OF EXPERTS

Those persons who are named as having prepared or certified a statement, report or valuation described or included in a filing or referred to in a filing made under National Instrument 51-102 by the Company during or relating to its December 31, 2008 year, and whose profession or business gives authority to the statement report or valuation made by the person or the Company are:

- Sproule International Limited, as to independent reports made on the Company’s reserves

- KPMG, the Company’s auditors

To the best of the Company’s knowledge, none of these persons holds any interest in the securities of the Company.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Additional financial information is contained in the Company’s audited financial statements and the Company’s Management’s Discussion and Analysis (“MD&A”) for the fiscal year ended December 31, 2008. These documents were filed electronically on SEDAR concurrently with this Form and are incorporated herein by reference and form an integral part of this Annual Information Form.  Copies may be obtained from SEDAR website at www.sedar.com.

Additional information including Directors’ and Officers’ remuneration and indebtedness (if any), principal holders of the Company’s securities and securities authorised for issuance under equity compensation plans is contained in the Company’s most recent Information Circular dated April 3, 2008, filed on SEDAR, and which will be updated for the Company’s Annual General Meeting to be held before August 22, 2009.  A copy of the Circular may be obtained from the SEDAR website at www.sedar.com.

The Company will provide to any company or person, upon request to the Secretary of the Company at its offices, a copy of this (its most recent) Annual Information Form, its Annual Report (which includes the Company’s audited financial statements and MD&A for the year ended December 31, 2008), its most recent Information Circular, financial statements including auditors’ report, and/or MD&A, provided that the Company may make a reasonable charge for copying and mailing if the request is made by a company or person who is not a registered or beneficial security holder of the Company. Such information is also available for download free of charge from the SEDAR website, as above, and from the Company’s website at www.austral-pacific.com